NORTHEAST
INVESTORS TRUST

A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary

Q1 2023

Market Recap

Fueled by rising expectations of a "Fed Pivot" back to an accommodating monetary policy, fixed income markets jumped out of the gate early in 2023, with valuations peaking and yields bottoming at the end of January. Then on February 1st, the Fed raised its policy rate by another 0.25% (its 8th consecutive hike) and reinforced that it was "strongly committed to returning inflation to its 2% objective." This updated guidance dampened the market rally, sending most fixed income asset classes back to their beginning of the year levels. However in early March, tremors from the banking sector sent contagion shockwaves throughout the global financial system which rejuvenated fears of an upcoming recession and pushed yields back down by quarter end. The Fed actually passed another 0.25% rate increase in late March with very little market reaction.


Treaury Yields
10Yr minus 2Yr
2.00
1.50
1.00
0.50
0.00
-0.50
-1.00
-1.50
3/31/2021
6/30/2021
9/30/2021
12/31/2021
3/31/2022
6/30/2022
9/30/2022
12/31/2022
3/31/2023

Looking at Q1 performance, Investment Grade (4.4%) was the best place in fixed income with Treasuries (3.9%) and High Yield (3.5%) trailing closely behind. Municipals (2.6%) and Emerging Markets (1.9%) lagged. In general, a rise in recession expectations would most likely favor the risk-off, higher-quality assets like Treasuries and Investment Grade. However, the flip side is that riskier assets like High Yield and Emerging Markets would benefit should sentiment reverse course.

Yields/Spreads:

Beginning the year at 8.9%, the High Yield effective yield dropped below 8% for the first time since August 2022, but then shot back up to 9% in Februrary before settling at 8.3% at the end of Q1. Spreads followed suit, beginning at 5.1%, dipping to 4.2% and then settling at 4.8%, which is slighly above its 20-year average.

Despite the seesaw movement in yields, the net impact over the quarter was a further steepening of the yield curve, as shorter dated (1 Mo, 3 Mo, 6 Mo) yields rose, while longer dated (1 Yr thru 30 Yr) yields dropped. One metric, the 10 Yr minus 2 Yr (chart center), which measures the spread between their yields, has gone negative since last July. Many believe this to be an indicator of an upcoming recession. This spread closed Q1 at -0.58%, after reaching a new low of -1.07% during the banking scare in early March.

Issuance & Defaults:

The Securities Industry and Financial Markets Association (SIFMA) reported $40B of High Yield issuance in Q1, which is down about 15% from a year ago, but more than double the $16B in Q4 '22. The aforementioned unrest in the banking system hampered lending activity, cooling the pace off in March, to only $5B, versus $22B in January and $14B in February.

Per Fitch ratings, the trailing twelve month (TTM) default rate rose slightly to 1.5%, up 0.2% from the previous quarter and the highest since June of 2020. Fitch expects default activity to pick up during 2023 and settle in the 3-3.5% range by the end of the year, citing large increases in the retail and leisure/entertainment sectors. The long-term default rate is 3.6% per Fitch.

According to Morningstar, Healthcare and Media represent the leading distress-producing sectors with distress ratios of 22.1% and 16.5% respectively. At the other end of the spectrum is Energy which has a 0.7% ratio.

Fund Performance

The Trust returned +3.5% during Q1, which was slightly behind the ICE BofA US High Yield Index at +3.7%. The majority of the fund's performance was driven by the equity portion of its portfolio. Of the 35 securities held through Q1, 28 were up, while only 7 were down in price.

As of March 31st, the Trust held roughly 88% of its portfolio in income-generating corporate bonds and preferred securities with the remaining 12% in equities (11%) and cash and equivalents (1%). The Trust continues to reduce interest rate risk by investing in shorter-dated securities and yield-to-call bonds. The effective duration for the Trust was 3.5 at the end of Q1, vs. 3.8 of the ICE BofA US High Yield Index.

Contributors to the Trust's performance:

- Crestwood Equity Partners 9.25% Preferred MLP - operates midstream oil & natural gas throughout the US.
- Viskase Common Stock - a global provider of food packaging solutions and services.

Detractors to the Trust's performance:

- NL Industries Common Stock - non-controlling interest in Kronos, a producer of titanium dioxide.
- Talos Energy Common Stock - exploration and production of oil and gas in the Gulf of Mexico.

Additions - The Trust added the following securities:

- Western Digital Corp. 4.75% 12/15/26
- B&G Foods 5.25% 4/1/25
- Buckeye Partners LP 4.35% 10/15/24
- NuStar Logistics LP 5.75% 10/1/25
- Toll Brothers Finance 4.375% 4/15/23
- Comstock Resources 6.75% 3/1/29

Subtractions - The following securities were removed from the portfolio due to corporate actions:

- Cooper-Standard Auto 13% 6/1/24 (Full Call)
- W.R. Grace Holdings 5.625% 10/1/24 (Full Call)

S&P Ratings Changes:

- Clean Harbors 4.8575% 7/15/27 - Upgrade (1/17/23) from BB to BB+
- Argentina GDP-Linked Securities - Downgrade (3/29/23) from CCC+ to CCC-

Outlook

Looking forward, we at Northeast have as our base case that the economy will be stronger than expected and that a recession will be avoided until additional policy restraint is delivered. As a result, interest rate cuts need to be "priced out" of the bond market's forward curve and interest rates need to reprice higher across all maturities.

In support of this view, we believe that trailing employment growth will provide a tailwind to consumer spending. We also feel that the 2H22 weakness in goods spending is best attributable to working down inventories accumulated during the panic buying of 2021, when supply chain problems were seen everywhere. As a result, we think that investors will soon be surprised when company executives report that demand is improving. We further believe that key commodities including oil, natural gas, and metals are fundamentally in deficit (even if, in the case of energy, a warm winter masked that condition) and that new supply will not be triggered unless and until pricing is higher --- which will be inflationary.

In a nutshell, there is a school of thought that certain aspects of inflation were "transitory" – most notably freight costs when supply conditions were most strained (think: back ups in the Port of Los Angeles during Covid). Our view is that "transitory" itself is transitory, and the certain pressures will reappear.

Having flagged our optimistic central estimate above, we may have an above-average concern about the tail-risk scenario relating to the pressure on the banking sector. As high yield investors, we at Northeast had a ring-side seat for the 2008-2009 Global Financial Crisis, and we firmly maintain that the contagion aspect of banking crises are not to be underestimated, but often they are. We sincerely hope that the regulators respond to current pressures in the banking sector forcefully to eliminate downside scenarios, which we feel are completely avoidable with a proper approach including tools such as deposit guarantees and regulatory forbearance on bond portfolio losses.

That said, Northeast's base case scenario is that the much-anticipated recession will not occur in 2023 or maybe even 2024. Pricing pressures will resume, to the benefit of corporate America. Treasury yields will need to reprice higher, as investor realize that the Fed's job is not at all done. Credit spreads in high yield will serve as a helpful cushion against rising interest rates compared to Treasuries and High Grade Credit, and positioning at the short end of the curve will provide its usual defensive benefits, both against interest rate risk and credit risk alike. We take the yield curves inversion (with short term rates higher than longer term rates, pictured adjacent) not as an immutable predictor of a recession, but instead as an alluring enticement for lower risk and higher reward.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); Bmonrad@northeastinvestors.com

Watch and Read Bruce's Recent Takes on...

SVB: A Silver Lining, March 2023

The Fed: Finding Neutral, March 2023

Why Credit is Once Again Attractive, March 2023

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 3/31/23:

AVERAGE ANNUAL RETURNS (AS OF MARCH 31, 2023)

	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	3.50%	3.50%	1.19%	5.89%	0.12%	0.15%	6.79%
ICE BofA US High Yield Index	3.68%	3.68%	-3.44%	6.04%	3.21%	4.08%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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